

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 28, 2025

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

      Re: JBS B.V.
          Amendment No. 5 to Registration Statement on Form F-4
          Filed January 29, 2025
          File No. 333-273211

Dear Gilberto Tomazoni:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-4

Capitalization, page 70

1.   Refer to the second bullet point at the top of the page and the newly expanded discussion of the January 21, 2025, issuances of 5.950% Senior Notes due 2025 in an aggregate principal amount of US$1,000.00 million and 6.375% Senior Notes due 2055 in an aggregate principal amount of US$750.0 million, and the use of net proceeds therefrom. We note from disclosure on page 10 the net proceeds were used for general corporate purposes, including the repayment of existing debt. Please disclose the amount of existing debt that was repaid and revise the "as adjusted" column to reflect this transaction, as it appears the "as further adjusted" column instead reflects the transaction. Also refer to newly revised subnote (4) and tell us why you have not reflected the US$187.5 million outstanding balance under the commercial paper program in the "as adjusted" column.

<u>Management, page 215</u>

2.   We note disclosure on page 217 that your board of directors has determined all your directors and director nominees, other than two named individuals, qualify as independent under the NYSE rules and the Dutch Corporate Governance Code. Please tell us how you determined that Wesley and Joesley Batista meet these independence requirements, or alternatively revise your disclosure as appropriate.

<u>General</u>

3.   Please update compensation disclosure with respect to the registrant and JBS S.A. to reflect the fiscal year ended December 31, 2024, or alternatively provide your analysis as to why such disclosure is not required pursuant to the applicable requirements of Form F-4 and Form 20-F, including with respect to the persons who will serve as directors and executive officers of the registrant.

        Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: John Vetterli